CEO hopes with renewed effort bigger profits are Next
Sportswear, promotional company seeks greater market

 By Dave Flessner Business Editor

Robert Budd’s new job came knocking at his residence in suburban Atlanta. The CEO of the Chattanooga based Next Inc. learned about the sporting goods promotional company from his next-door neighbor, Next investor relations head Jason Assad. After working for several months as a consultant, Mr. Budd jumped at the chance to run the Chattanooga company after former president Bill Hensley stepped down last fall.

"I found the business to be very interesting," Mr. Budd said. "It’s a very competitive business with a lot of challenges. But I think there is a niche that Next has an opportunity to fill that is not being fully addressed right now."  Mr. Budd, who has helped run two comparably sized businesses in the past, said he hopes to eventually grow Next’s niche into at least a $100 million-ayear business. But in the immediate future, Mr. Budd said he is focused on improving profits, more than sales of the apparel, hats and other promotional pieces made and sold by Next.

"We have to execute better," he said. Next projects that revenues will grow about 20 percent in 2006, but Mr. Budd said his biggest challenge is to grow the bottom line. "The things that need to be done at this company seem to match by skill set -- organization, focus and teamwork," he said. "I think we’ve got to sharpen the blade a bit in order to provide the level of service that the marketplace is starting to demand."

Mr. Budd started his career as a service technician for Trans-Lux Inc., an electronic display company based in Norwalk,  Conn. In 17 years with the company, Mr. Budd rose to head sales, marketing and finance for the company. In the 1980s, he left Trans-Lux to take over a company in Atlanta that became a manufacturer of electronic highway signs, known as Display Solutions.

"We grew that business from $3.5 million a year in sales to over $19.5 million a year in more profitable sales," he said. After selling that company, Mr. Budd has worked as a consultant and partner in  TBA Management Services where he was introduced to Next. Since joining the Chattanooga company, Mr. Budd also has made changes at Next’s production plant in Wabash, Ind. The company brought in a new vice president, Rick  Talbert, to handle product acquisitions at less cost.

To be competitive in today’s market, Mr. Budd said Next must buy at competitive prices offshore. "To the degree you fill large orders, those are pretty much going to be imported, made-to order goods," he said.  But while the garment material for most of the shirts, caps and other apparel will come from foreign sources, at least half of Next’s products will include domestically made screen prints or embroidery of company-designed logos and art work, he said.  Mr. Budd estimates that 98 percent of Next’s products come from designs done by its staff in Wabash.

Founded in 1988, Next has grown into the nation’s 17th top collegiate licensed provider of sportswear and other promotional materials for American colleges, behind corporate giants such as Nike and Russell, according to a recent study by an industry tracking group.

Next’s former chairman, Dan Cooke, the company’s founder and largest shareholder who lives in Chattanooga, said the growing number of collegiate games on television is spurring more interest in collegiate wear. "Not too many years ago, there were only a couple of college football games a week on TV," Mr. Cooke said. "Now there are five or six games a week and all of that is advertising for these schools and the sportswear we help design and make."

Similarly, the growing number of different automotive brands and more frequent ads also increases the market for automotive-related sportswear and other promotional material made by Next.  The company also designs and produces apparel art for the American Biker line and is looking at other new markets for its products, Mr. Budd said.  Just as hardware suppliers are offering exclusive products for major retailers such as Home Depot or Lowe’s, Mr. Budd said Next could offer tailored products for different customers.

"Retailers are all looking for a point of differentiation," he said. "I think the companies that service that need are going to have a lot more success in the marketplace."

Despite growing sales for Next, profit margins dropped last year and so did the company’s stock. >From a high of $1.68 per share only 15 months ago, Next’s stock has dropped by 58 percent and closed Friday at 70 cents per share.  The latest drop came shortly after Mr. Budd took his job. He issued a statement saying he knows of no reason for the stock price decline. Mr. Budd said the company has found "several areas where we can substantially cut costs" through better purchasing of raw materials and he expects sales to increase again in the first quarter of 2006. "Having now had time to entrench myself into the company’s operations, I’m very optimistic going forward," he said.

 E-mail Dave Flessner at dflessner@timesfreepress.com

Next Inc.  Founded: 1988 Headquarters: Chattanooga Production facility: Wabash, Ind.  Annual sales: $21.5 million in 2004 Staff: 131 employees Product lines: Sportswear and promotional products, including product licenses with over 200 colleges, American Biker and major car companies such as Ford, Chevrolet, Dodge, Pontiac and Hummer.   Symbol: NXTI Stock price: Closed Friday at 70 cents per share, less than 42 percent of the high of $1.68 per share reached in October 2004.